1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
TSX: POM, NYSE-A: PLM

NEWS RELEASE	2009-01

POLYMET PROJECT UPDATE

Hoyt Lakes, Minnesota, March 18, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported that the Minnesota Department of Natural Resources (“MDNR”) continues to progress toward publication of the draft Environmental Impact Statement (“EIS”), which is expected to be ready for public review in the second quarter of 2009.

Publication of the draft EIS will be a major milestone in the advancement of PolyMet’s copper-nickel-precious metals project located in northeastern Minnesota. Throughout the environmental review process, PolyMet has supported the MDNR’s approach that the EIS should provide the local community and other interested parties with a thorough analysis of the expected impacts of the project.

During the past several years, PolyMet and its environmental contractors have completed extensive test work and analysis resulting in more than 100 technical studies that form the basis of the draft EIS.

In 2006, the MDNR and the U.S. Army Corps. of Engineers (USACE) selected a contractor (the “EIS Contractor”) to prepare the EIS. On December 22, 2008, the MDNR provided a preliminary version of the draft EIS to PolyMet and various government agencies. These groups completed their reviews and submitted extensive comments to the MDNR.

The MDNR is working with the EIS contractor to incorporate comments and analysis to ensure that the draft EIS meets the MDNR’s standard of thoroughness and accuracy. Significant progress has been made, with final revisions completed on a number of chapters. The MDNR now anticipates that the draft EIS will be ready for public review in the second quarter of 2009. Joe Scipioni, president and CEO of PolyMet, said, “PolyMet has spent more than four years and nearly $20 million to support a complete analysis of the PolyMet project. It is absolutely essential that the draft EIS properly incorporates all of this important information. We are committed to ensuring that the public has current and accurate information on this project.” Mr. Scipioni continued, “All of the testing and analysis that support the EIS confirms that our project will protect the environment by complying with Minnesota’s rigorous environmental standards. Furthermore, the existing regulations already provide for financial assurance to protect the State’s taxpayers from the cost of project closure. This project, bringing hundreds of much needed, long-term, high-paying jobs to northeastern Minnesota, will provide a critical, domestic source of valuable minerals and generate a new source of taxes for the State and local communities.”

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term leases and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately 1.5 million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.